Exhibit 99(u)

[MidAmerican Energy Company Letterhead]

August 25, 1996


                AN OPEN LETTER TO THE EMPLOYEES OF IES INDUSTRIES


Dear IES Employee:

Over the years, many employees of IES Industries and MidAmerican Energy have come to know and respect one another through their social and professional contacts. We share a common goal - to provide exceptional service to our customers. In pursuit of that goal we have exchanged crews, equipment and knowledge to help one another recover from natural disasters, and we've jointly planned and built energy facilities to insure a reliable energy supply for all Iowans.

We now find ourselves in the situation of advocating competing merger proposals. Each of us will do our best in this effort, and IES shareholders will decide which offer they prefer.

Many of you have indicated your personal support of the MidAmerican proposal and have asked questions about benefits available to employees of MidAmerican. To respond to your questions we have established a toll-free telephone number, 1-800-456-2287, staffed by our human resources employees during normal business hours. Please feel free to call this number with questions you may have about MidAmerican Energy Company.

Finally,  I want to speak  directly  to the  issue  that  concerns  you and your families  the most - job  security.  I am aware  that IES has been  engaged in a downsizing and re-engineering process that has caused some anxiety and uncertainty among IES employees. We have indicated that a merger of our companies would result in employment adjustments of approximately 450 positions. Any job reductions would be dispersed throughout the state. I want to assure you that these adjustments would be accomplished through attrition and other voluntary methods. We do not anticipate layoffs being required in the proposed merged company. We have already started to restrict filling open positions at MidAmerican in order to honor these commitments. The merged company would have a very sizable number of employees in Cedar Rapids, and the IES Tower would continue to be the primary office location for those employees.

We hope that we will soon be able to talk directly to your board of directors about our merger proposal.

                                                              Sincerely
                                                              /s/ Stan Bright
                                                              Stan Bright
                                                              President and CEO